Skadden, Arps, Slate, Meagher & Flom (UK) llp

40 Bank Street

Canary Wharf

London E14 5ds

________

(020) 7519-7000

Fax:  (020) 7519-7070

www.skadden.com

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, NE,

Washington, D.C. 20549

Attention:  Mr. Mark Wojciechowski
Ms. Jennifer Gallagher

March 17, 2020

Re:       Staff comment letter dated March 9, 2020 regarding

DRDGold Limited's Form 20-F for the Fiscal Year Ended June 30, 2019

Filed October 31, 2019

File No. 001-35387

Dear Mr Wojciechowski  and Ms Gallagher:

On behalf of DRDGold Limited (the "Company"), we would like to confirm that the Company has  begun to analyze the comment received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission by letter to Mr. Adriaan Davel, dated March 9, 2020 (the “Comment Letter”) and to gather the requested information in response to this comment. However, the Company estimates that it will need more time to prepare its response. We would like to inform the Staff that the Company intends to respond to the Comment Letter no later than April 3, 2020.

Should the Staff have any questions, please contact me on +44 207 519 7183 or at james.mcdonald@skadden.com or Maria Protopapa on +44 207 519 7072 or at maria.protopapa@skadden.com.

Sincerely,

                                                            /s/ James A. McDonald

James A. McDonald

cc:        DRDGold Limited

            Adriaan Davel

            Francois Bouwer

            Mpho Mashatola